October 25, 2022

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Notice of disclosure filed in Alphabet Inc.’s Quarterly Report on Form 10-Q pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Alphabet Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022, which was filed with the Securities and Exchange Commission on October 25, 2022.

Sincerely,

Alphabet Inc.

By:	/s/ AMIE THUENER O'TOOLE
Name:	Amie Thuener O'Toole
Title:	Vice President and Chief Accounting Officer